Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-170041
(Filed on October 20, 2010)

Xcel Energy, Inc. is excited to announce its Dividend Reinvestment and Share Purchase Plan (the Plan), which became effective as of October 20, 2010.  The Plan, which takes the place of our existing Dividend Reinvestment and Cash Payment Plan, has enhanced features that allow both existing and first-time Xcel Energy shareholders to purchase shares of our common stock through Wells Fargo Shareowner Services, the Plan Administrator.

If you are a participant in the existing Dividend Reinvestment and Cash Payment Plan, you have been automatically enrolled in the Dividend Reinvestment and Share Purchase Plan.  Participation in the Plan is voluntary, and you may discontinue your participation at any time by contacting the Plan Administrator.

The following changes in Plan features take effect immediately:

▪	You may enroll in the Plan even if you are not already an Xcel Energy shareholder.

▪	You may open a Plan account with as little as a $250 minimum initial purchase or by authorizing a minimum of ten (10) automatic monthly investments of at least $25.

▪	For optional cash investments, the minimum investment will change from the current $50 to $25.

▪	The maximum investment will change from $100,000 per year (and no more than $10,000 per transaction) to $15,000 per month.

The following changes in the fees that apply to your participation in the Plan will take effect on December 1, 2010:

▪	The transaction fee for automatic monthly investments will be $2.00 per transaction instead of the current $2.50 per transaction.

▪	The trading fee (includes brokerage fees and commissions) for the sale of shares will be $0.12 per share instead of the current $0.10 per share.

▪	The returned check or failed electronic payment fee will be $35 per transaction instead of the current $25 per transaction.

For further information, contact:	Xcel Energy Shareholder Relations
612-215-5391
Or
Wells Fargo Shareowner Services
1-877-778-6786

You may obtain a copy of the prospectus for the Dividend Reinvestment and Share Purchase Plan online at www.wellsfargo.com/shareownerservices by clicking on “Investment Plans” and then “Xcel Energy Inc.” and then “Prospectus”.

We have filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering and sale of shares of our common stock under the Plan to which this notice relates.  Before you invest, you should read the related prospectus and other documents we have filed with the SEC for more complete information about us and this offering.  You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov and searching company filings under the name “Xcel Energy Inc.”  Alternatively, Wells Fargo Shareowner Services, the Plan Administrator, will arrange to send you the prospectus if you request it by calling toll free 1-877-778-6786 or by accessing the Plan Administrator’s Web site as described above.